SEC CORRESPONDENCE

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

December 1, 2010

U.S. Securities and Exchange Commission                                                          Via Edgar and Facsimile
Division of Corporation Finance
Attention:  H. Roger Schwall, Assistant Director
100 F Street, N.E.
Washington, DC 20549

Re:	Northern Oil and Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 8, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010 and November 5, 2010
Forms 1O-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010 and
September 30, 2010
Filed May 6, 2010, August 9, 2010 and November 8, 2010
Form 10-Q/A for Fiscal Quarter Ended June 30, 2010
Filed November 5, 2010
File No. 0-33999

Dear Mr. Schwall:

On behalf of Northern Oil and Gas, Inc. (the “Company” or “we”), I am pleased to submit this response to the comments of the Staff on the above-referenced filing, as set forth in your letter dated November 16, 2010.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 5. Oil and Gas Properties, page F-15

1.
Comment:  We note your response to prior comment 6.  Your proposed revised disclosure does not include the identification and detailed status of the significant properties or projects included in your unevaluated properties.  Additionally, specific information regarding the anticipated timing of the inclusion of the costs in the amortization computation has not been provided.  Please revise to comply with the disclosure requirements of Rule 4- 10(c)(7)(ii) of Regulation S-X.

Response:  The Company had 1.55 net wells drilling and completing as of December 31, 2009.  All properties that are not classified as proven properties are considered unevaluated properties and, thus, the costs associated with such properties are not subject to depletion.  Once a property is classified as proven, all associated acreage and drilling costs are subject to depletion.

The Company historically has acquired its properties by purchasing individual or small groups of leases directly from mineral owners or from landmen or lease brokers, which leases historically have not been subject to specified drilling projects, and by purchasing lease packages in identified project areas controlled by specific operators.  The Company generally participates in drilling activities on a heads up basis by electing whether to participate in each well on a well-by-well basis at the time wells are proposed for drilling, with the exception of three defined drilling projects with Slawson.

As of December 31, 2009, the Company was participating in three defined drilling projects with Slawson covering an aggregate of 9,390 net acres controlled by the Company.  The Windsor project area includes approximately 3,323 net acres controlled by the Company, primarily located in Mountrail and surrounding counties of North Dakota.  The Anvil project includes approximately 3,750 net acres controlled by the Company in Roosevelt and Sheridan Counties of Montana and Williams County, North Dakota.  The South West Big Sky project includes approximately 2,317 total net acres controlled by the company in Richland County, Montana.

The foregoing summary disclosure was previously provided to investors in the Company’s Free Writing Prospectus filed with the Commission on November 16, 2010, and as such is publicly available at this time.    The Company will also provide disclosure similar to the foregoing in future filings, as applicable.

2.
Comment: On a similar matter, your revised disclosure at the end of Note 5 to the financial statements states: “All properties that have not yet commenced production are considered unevaluated properties and, thus, the costs associated with such properties are not subject to depletion. Once production commences for a well, all associated acreage and drilling costs are subject to depletion.” These statements are inconsistent with the full cost method. Rule 4-10(c)(3) of Regulation S-X states all capitalized costs should be subject to depletion other than costs associated with unproved properties and major development projects, as defined. Therefore, it is our understanding that the approximate $53.9 million in capitalized costs classified as unevaluated properties as of December 31, 2009 relate to unproved properties and are appropriately excluded from depletion.  However, capitalized costs related to proved developed non-producing and proved undeveloped properties are not costs related to unevaluated properties and therefore should be classified within the $42.9 million of evaluated properties as of December 31, 2009 and subject to depletion, despite the fact that production has not commenced on these properties.  Please confirm that our understanding of your classification and depletion of proved and unproved properties is correct and revise your disclosure to address the depletion of costs associated with proved reserves that have not commenced production.

Response:  The Company confirms that the Staff’s understanding of our classification and depletion of proved and unproved properties is correct.

All properties that are not classified as proven properties are considered unevaluated properties and, thus, the costs associated with such properties are not subject to depletion.  Once a property is classified as proven, all associated acreage and drilling costs are subject to depletion.

The foregoing disclosure was previously provided to investors in the Company’s Free Writing Prospectus filed with the Commission on November 16, 2010, and as such is publicly available at this time.  The Company will also provide disclosure similar to the foregoing in future filings, as applicable.

Form 10-K/A for Fiscal Year Ended December 31. 2009 filed April 30, 2010

Executive Compensation, page 5

Compensation Discussion and Analysis, page 6

3.
Comment:  We note your proposed revised disclosure provided in response to prior comment 7.  In your draft disclosure, it remains unclear which peer groups are used for which purposes.  In your letter dated August 27, 2010, you distinguished between (i) eight peer companies used for purposes of determining year-end bonus compensation amounts for the 2009 fiscal year and (ii) a larger peer group used for purposes of implementing a one-time four-year equity incentive plan for the company’s executive management. In the draft disclosure provided with your letter dated November 1, 2010, you state at the top of page 25 that the committee used the group of eight peer companies “in determining 2009 bonus and 2010 base salary amounts for our management.”  Then you state at the middle of page 25 that the committee used a group of twelve peer companies “to determine the appropriate year-end bonus compensation amounts for the 2009 fiscal year[.]”  Then you state at page 26 that the committee used the same group of twelve peer companies “when implementing a one-time four-year incentive plan for the Company’s executive management.”  Please revise your disclosure to state clearly, if true, that the group of twelve peer companies was used for both the 2009 cash bonuses and the equity incentive plan for the executive management.  Please also clarify, if true, that the committee used just two peer groups.

Response:  The Company’s Compensation Committee has verified that the disclosure under Item 11. Executive Compensation – Compensation Discussion and Analysis in Amendment No. 2 to the Company’s Form 10-K for the year ended December 31, 2009 correctly states that the following peer companies were used for determining both (i) year-end bonus compensation amounts for the 2009 fiscal year and (ii) a one-time four-year equity incentive plan for the company’s executive management:  Abraxas Petroleum Corp., Callon Petroleum Co., Carrizo Oil & Gas, Inc., Double Eagle Petroleum Co., Energy XXI (Bermuda) Limited, EV Energy Partners LP, GMX Resources Inc., Goodrich Petroleum Corp., Kodiak Oil and Gas, PetroQuest Energy Inc., Rex Energy Corporation, Stone Energy Corp. and Swift Energy Co.  The Company’s previous letter incorrectly stated that that only eight peer companies were used for purposes of determining year-end bonus compensation amounts for the 2009 fiscal year.

Certain Relationships and Related Transactions, and Director Independence, page 14

4.
Comment:  We note your proposed revised disclosure provided in response to prior comment 11.  Please clarify, if true, that SFE’s royalty is equal to the difference between 20% and the royalty payable to each lessor.

Response:  The Company’s previous letter incorrectly stated that that SFE’s royalty is equal to the difference between 20% and the royalty payable to each lessor.  The Company’s disclosure provided under Item 13. Certain Relationships and Related Transactions, and Director Independence in Amendment No. 2 to the Company’s Form 10-K for the year ended December 31, 2009, however, correctly states  that “The Company is receiving a net revenue interest ranging from 80.25% to 82.5% net revenue interest in the acquired leases, which is net of royalties and overriding royalties.  Because each lessor separately negotiates its own desired royalty, SFE’s over-riding royalty interest varies from lease to lease.”  As such, the Company respectfully does not believe it is necessary to further revise its Annual Report on Form 10-K.

5.
Comment:  In response to prior comment 12 you disclose that with respect to your agreements with Gallatin Resources, LLC, Mr. Stewart is not a party to those agreements. However, as we noted in our comment, Mr. Stewart, one of your directors, owns a 25% interest in Gallatin Resources, LLC.  Please explain how you concluded that Mr. Stewart was not a party to this agreement.  In this regard, please explain the pertinent provisions of the operating agreement of Gallatin Resources, LLC, clarifying if this is manager managed or member managed, and whether Mr. Stewart’s ownership interest gives him the power to control the LLC.

Response:  The counter-party to the applicable agreements is Gallatin Resources, LLC (“Gallatin”).  Mr. Stewart owns a 25% interest in Gallatin.  Legal counsel for Gallatin has informed the Company that Mr. Stewart does not have the power to control Gallatin because each member of Gallatin has the right to vote on matters in proportion to their respective membership interest in the company and company matters are determined by a vote of the holders of a majority of membership interests.  Gallatin’s legal counsel also confirmed that two other members of Gallatin own at least 25% of the company.  Further, Mr. Stewart is neither an officer nor a director of Gallatin.  As such, Mr. Stewart does not have the ability to individually control company decisions for Gallatin.  As a result, we do not believe that Mr. Stewart should be deemed to be a party to Northern Oil’s agreements with Gallatin.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Note 5. Oil and Gas Properties, page F-15

6.
Comment: We note your response to prior comment 14 and your revised disclosure that identifies 17% of the total $36.6 million increase in your oil and gas properties during the second quarter of 2010.  We also note you completed numerous other acquisitions, and no single acquisition was considered material by the Company.  In order to provide more insight into the remaining 83% of your second quarter 2010 acquisitions, please expand your disclosure to identify how many additional acquisitions were made and how you determined no single acquisition was material.  Disclosure of the terms of numerous immaterial acquisitions, grouped by properties in similar locations, would provide the reader with additional information regarding the overall impact of the acquisitions made throughout the year.

Response:  The value of the Company’s oil and gas properties consists of all acreage acquisition costs (including cash expenditures and the value of stock consideration), drilling costs and other associated capitalized costs.  Each of these costs contributed to the Company’s $36.6 million increase in oil and gas properties during the second quarter of 2010.

In the second quarter of 2010, the Company acquired approximately 16,861 net mineral acres in all of its key prospect areas in the form of both effective leases and top-leases.  Approximately 5,800 net mineral acres were acquired directly from mineral owners or lessees by the Company or agents acting on its behalf.

In the second quarter of 2010, the Company completed 42 separate acreage acquisitions involving properties spanning across the following counties of North Dakota:  Burke, Divide, Dunn, McKenzie, Mountrail, Stark and Williams.  The Company did not acquire any properties outside North Dakota during the second quarter of 2010.  These acquisitions consisted of an average of 402 net mineral acres per transaction for an average cost of approximately $1,015 per net mineral acre.  Except for the Company’s acquisition from JAG Oil Limited Partnership and G.G. Rose, L.L.C. of approximately 3,498.47 net acres, no single acquisition during the second quarter involved more than 2.5% of the total acreage acquired during the quarter.  Further, no single acquisition during the second quarter involved more than 3% of the Company’s total acreage.

The foregoing summary disclosure was previously provided to investors in the Company’s Free Writing Prospectus filed with the Commission on November 16, 2010, and as such is publicly available at this time.  The Company will also provide disclosure similar to the foregoing in future filings, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the periods ended June 30, 2010 and June 30, 2009

7.
Comment: We note your response to prior comment 16. Please provide more analysis in your disclosure regarding the factors behind the changes in your expense line items as opposed to repeating the amounts from your statement of operations. Also, please provide the analysis for the six months year to date period as well as the three months ended June 30, 2010. We note you reference severance taxes in your disclosure that are identified as production taxes on your statement of operations.  Please revise this disclosure or tell us why the description of the expense is different.  Your general and administrative expenses in your disclosure do not reconcile to your statement of operations after you have reclassified your stock-based compensation.  Please revise your disclosure to reflect the accurate amounts. Also, please tell us why you identify them as “cash” general and administrative expenses.

Response:  Severance taxes and production taxes are identical taxes, and both terms are frequently used interchangeably within the oil and gas exploration and production industry.  The Company will refer to all such taxes as production taxes for consistency in future filings.

The referenced increases in Northern Oil’s expenses are due primarily to increased production expenses, production taxes, depletion and general and administrative expenses associated with our continued addition of oil and gas production from new wells.  During the three months ended June 30, 2010, we had production expenses of $561,427, compared to production expenses of $119,751 during the three months ended June 30, 2009. During the six months ended June 30, 2010, we had production expenses of $893,757, compared to production expenses of $214,140 during the six months ended June 30, 2009.  The increase in production expense is primarily a result of more mature wells utilizing artificial lift and a general aging of Northern Oil’s production.  During the three months ended June 30, 2010, we incurred production taxes of $1,024,277, compared to production taxes of $189,400 during the three months ended June 30, 2009. During the six months ended June 30, 2010, we incurred production taxes of $1,670,143, compared to production taxes of $247,715 during the six months ended June 30, 2009.  The increase in production taxes is primarily due to the continued addition of producing oil and gas properties and related sales.  During the three months ended June 30, 2010, we recorded depletion of $2,600,836, compared to depletion of $548,124 during the three months ended June 30, 2009.  During the six months ended June 30, 2010, we recorded depletion of $4,484,441, compared to depletion of $850,326 during the six months ended June 30, 2009.  The increase in depletion is primarily due to the addition of proven properties subject to the depletion calculation.  During the three months ended June 30, 2010, we had general and administrative expenses net of share based compensation of $718,471, compared to general and administrative expenses net of share based compensation of $519,014 during the three months ended June 30, 2009.

During the six months ended June 30, 2010, we had general and administrative expenses net of share based compensation of $1,612,142, compared to general and administrative expenses net of share based compensation of $910,674 during the six months ended June 30, 2009.  The increase in general and administrative expense net of share based compensation is primarily due to the increase in professional service, salary, and travel expenses.

The Company will provide disclosure similar to the foregoing in future filings, as applicable.

Further, Amendment No. 1 to the Company’s Form 10-Q for the quarter ended June 30, 2010 and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2010 do not reference “cash” general and administrative expenses but, instead, now reference the Company’s general and administrative expenses “net of share based compensation.”  The Company’s revised financial statements for the quarter ended June 30, 2010 and the Company’s financial statements for the quarter ended September 30, 2010 do not contain line items for general and administrative expenses net of share based compensation, but those values can be reconciled for the current period by subtracting “Share Based Compensation (disclosed on the table entitled “Reconciliation of Adjusted EBITDA” in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the reports) from “General and Administrative Expense” disclosed on the Condensed Statements of Operations.

8.
Comment: We have reviewed the expanded disclosure in response to our prior comment 17 but were unable to locate the reconciliation of your Adjusted EBITDA per share - basic and diluted to the earnings per share - basic and diluted as calculated in accordance with U.S. GAAP.  Please expand you tabular disclosure to include this reconciliation as discussed in Question 102.05 of the staff’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, as updated January 15, 2010.

Response:  Amendment No. 1 to the Company’s Form 10-Q for the quarter ended June 30, 2010 discloses Adjusted EBITDA per share - basic and diluted as well as earnings per share - basic and diluted as calculated in accordance with U.S. GAAP.  EBITDA Per Common Share - Basic and Diluted are disclosed in the table entitled “Reconciliation of Adjusted EBITDA” on page 28 of the filing, and Net Income Per Common Share - Basic and Diluted are disclosed on the Condensed Statements of Operations on page 5 of the filing.  As such, all data required to reconcile those per share measures is presented in the Company’s previously-filed financial statements.  The Company will provide additional line items to reconcile those measures in a single table in any future Company filings containing such non-GAAP measures.

We hope the foregoing along with our pervious responses addresses any concerns you might have regarding the subject matter set forth above.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 952-476-9800.  My fax number is 952-476-9801.

Sincerely,

NORTHERN OIL AND GAS, INC.

/s/ James R. Sankovitz

James R. Sankovitz

Chief Operating Officer, General Counsel and Secretary